AZURE HOLDING GROUP CORP.

2360 Corporate Circle, Ste. 400, Henderson, Nevada 89074-7722

January 8, 2013

Ms. Liza Kohl

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Azure Holding Group Corp.

       Amendment No.2 to Registration Statement on Form S-1

       Filed December 21, 2012

       File No. 333-184440

Dear Ms. Liza Kohl:

Further to your letter dated January 8, 2013, concerning the deficiencies in Amendment No.2 to Form S-1 filed on December 2, 2012, we provide the following responses:

Response to comment #1: In response to this comment we have revised our prospectus to clarify that the selling shareholders must offer and sell their shares for a fixed price for the duration of the offering.

We have also revised the language at the top of page 15 to clarify that the selling shareholders are underwriters in this offering and must comply with the enumerated conditions for the duration of the offering.

Response to comment #2: In response to this comment we have revised the second paragraph of this section to attribute the annotated statement to the source to which we cite, and removed the specific citation, including the URL.

Response to comment #3: In response to this comment we have disclosed in this section that the ability of shareholders to rely on Rule 144 under the Securities Act of 1933, as amended, is also contingent upon the filing of “Form 10 information” with the Commission reflecting the fact that we no longer qualify as a shell company.

Please direct any further comments or questions you may have to the company at azuregroupcorp@gmail.com or to the company's legal counsel Mr. Kevin A. Polis, Esq. at:

Kevin A. Polis, Esq.

Zouvas Law Group, P.C.

2368 Second Ave.

San Diego, CA 92101

Tel. (619) 955-5161

Fax: (619) 795-6695

Email: kpolis@zouvaslaw.com

Thank you.

Sincerely,

/S/ Olga Chernetckaia

Olga Chernetckaia, President